CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

December 15th, 2006

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  000-29870

CREAM MINERALS OPENS BRIDGES AND COMPLETES PHASE I BULK DIAMOND SAMPLING TEST ON OFFSHORE LICENCE, SIERRA LEONE

Following participation in a public ceremony to open two bridges on its Sewa River diamond Licence, Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) reports that the Company executed a Phase I bulk sampling programme in November-December 2006 on its offshore marine exploration licence in Sierra Leone. The bridge opening was warmly received by the people of the area and television coverage was screened on three evenings on Sierra Leone National Television, with clips of supportive comments from the Paramount Chief of Lubu Chiefdom and his Chiefs and their Elders. The bridge construction was a joint venture with three village groups and allows access for heavier equipment and vehicles to the advantage of both the traditional landowners and Cream Minerals in its exploration work.

The bulk sampling programme identified strong sea currents as a constraint on the use of conventional ship-borne sampling tools. Specifications of dredging equipment indicated that it would be feasible to lift slurry up to a screen deck on the back deck of a local 40 meter fishing boat chartered for the work. In practice, it was found that the ship could not be stabilized with the anchor system supplied. Slurried sediments were collected in a double length oil drum arrangement with screening to facilitate reduction of water in the collector. Sampling lifted material with a suction head that was usually traversing across 3-30 meters of seafloor, depending upon current strengths. The currents are an important factor in the concentration of diamonds in the marine sediments because they can winnow away light fine sediments.

Material lifted included organic debris, shell and clay fragments with occasional penetration into coarser clastic sediments. When the clay was penetrated, clay balls up to 7 inches in diameter were lifted into the modified collection system, followed by coarse pebble sized sandstone concretions, that individually weighed up to 1-2 lbs, and coarser sands from beneath the clays. It is estimated that the maximum penetration achieved was in the order of one meter.

Heavy frothing resulted from the necessary use of high volumes of water to lift the slurry. It is believed that the shallow depths sampled and flotation by the froth of any diamonds in the slurry contributed to the inability to recover diamonds with the methods used. This flotation effect is well recognized by local miners and they too require capture of all of the sample slurry for treatment, since loss of fines and lighter fractions, including froth-attached diamonds by overflow, will blow the diamonds out with the overflow.  Planned bulk sampling is planned for 2007 on the Sewa River Licence, which has not had exploration work conducted since the summer of 2005.  The Company will use the same suction dredge which will be modified accordingly. A report will be made to the Company with details of the results and recommendations for sampling methods for further work on the marine sediments to be carried out from a stable platform.

During the bulk sampling work, Cream deployed a crew from Pottinger Gaherty Environmental Engineering to carry out baseline studies for the purpose of developing data for an environmental impact assessment for a marine mining operation. The initial work shows no major constraints to such an operation. Fishing communities along the coast were consulted during this baseline data gathering in order to develop a working relationship with the people whose precarious livelihoods are based on the same area of the Atlantic Ocean.  Fishery enhancement is a potential long-term benefit that marine mining operations may be able to achieve without significant additional costs if built into the mining plan at an early stage.

The contents of this news release have been prepared by Mr. Benjamin Ainsworth, P.Eng., BC, in his capacity as Cream’s “Qualified Person” for the Sierra Leone projects, for the purpose of National Instrument 43-101.

For a full copy the above report or for more information about Cream Minerals Ltd., the Company’s mineral property interests or to view the European Presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact Investor Relations

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400   Email: info@creamminerals.com

The above material may contain forward-looking information, as normally defined.

No regulatory authority has approved or disapproved the information contained in this news release.